Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Five9, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-195037, 333-204145, 333-209918, 333-216332, 333-223362, 333-229845 and 333-236723) on Form S-8 of Five9, Inc. (“the Company”) of our report dated February 26, 2021, with respect to the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 10‑K of the Company. Our report refers to a change to its method of accounting for leases as of January 1, 2019.

/s/ KPMG LLP

San Francisco, California
February 26, 2021